                         UNITED STATES                                     -----------------------------------
               SECURITIES AND EXCHANGE COMMISSION                                       OMB APPROVAL
                     WASHINGTON, D.C. 20549                                -----------------------------------
                                                                           OMB NUMBER:               3235-0360
                          FORM N-17f-2                                     EXPIRES:              JULY 31, 1994

       Certificate of Accounting of Securities and Similar                 ESTIMATED AVERAGE BURDEN
                                                                           HOURS PER RESPONSE          ...0.05
                  Investments in the Custody of                            -----------------------------------
                 Management Investment Companies
            Pursuant to Rule 17f-2 [17 CFR 270.17F-2]


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1. Investment Company Act File Number:                                           Date examination completed:

811-5151                                                                         September 28, 2001
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2. State identification Number:

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       AL                 AK                 AZ                 AR                 CA                 CO
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       CT                 DE                 DC                 FL                 GA                 HI
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       ID                 IL                 IN                 IA                 KS                 KY
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       LA                 ME                 MD                 MA                 MI                 MN
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       MS                 MO                 MT                 NE                 NV                 NH
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       NJ                 NM                 NY                 NC                 ND                 OH
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       OK                 OR                 PA                 RI                 SC                 SD
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       TN                 TX                 UT                 VT                 VA                 WA
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       WV                 WI                 WY                 PUERTO RICO
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       Other (specify):
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3. Exact name of investment company as specified in registration statement:

Tax Aware International Opportunities Fund of the Mutual Fund Group
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4. Address of principal executive office (number, street, city, state, zip code):

Stephen M. Ungerman, 522 Fifth Avenue, New York, New York 10036
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                SEC 2198 (11-91)

[LOGO] PRICEWATERHOUSECOOPERS LLP


                                                     PRICEWATERHOUSECOOPERS LLP
                                                     1177 Avenue of the Americas
                                                     New York 10036
                                                     Telephone (646) 471 8000
                                                     Facsimile (646) 471 8910



May 31, 2002

To the Trustees of
Mutual Fund Group:

We have examined management's assertions, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about the Tax Aware International Opportunities Fund of the Mutual Fund Group's (the "Fund") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of September 28, 2001. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertions about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 28, 2001, and with respect to agreement of security purchases and sales, for the period from April 30, 2001 through September 28, 2001:

- Count and inspection of all securities located in the vault of the JP Morgan Chase Manhattan Bank, New York (the "Custodian") at 4 New York Plaza,
   11th Floor, NY, NY, 11245;

- Testing of securities and similar investments held in book entry by the Depository Trust Company via evaluation of the reconciliation procedures used by the Custodian and disposition of any reconciling items related to the Fund's positions;

- Confirmation of all repurchase agreements and futures contracts with broker/banks and agreement of underlying collateral with Custodian records.


We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Tax Aware International Opportunities Fund of the Mutual Fund Group was in compliance with the requirement of sub sections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 28, 2001 with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.







PricewaterhouseCoopers LLP

May 31, 2002

    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940



We, as members of management of the Tax Aware International Opportunities Fund of the Mutual Fund Group (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 as of September 28, 2001, and from April 30, 2001 through September 28, 2001.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 28, 2001, and from April 30, 2001 through September 28, 2001, with respect to securities reflected in the investment accounts of the Fund.





By:   Stephen M. Ungerman                      Date:  5/31/02